September 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Rolf Sundwall David Irving

Re:	Akerna Corp. Amendment No.1 to Registration Statement on Form S-4 Filed July 5, 2023 File No. 333-271857

Ladies and Gentlemen,

Akerna Corp., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 10, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No.2 to Registration Statement on Form S-4 (“Amendment No.2”) as filed with the Commission on the date hereof, marked against Amendment No.1 to Registration Statement on Form S-4 as filed with the Commission on July 5, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No.2.

Registration Statement on Form S-4

General

Re:	Akerna Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed July 5, 2023 File No. 333-271857

Amendment No. 1 to Form S-4 filed July 5, 2023

Prospectus Summary, page 1

1.	Refer to your response to comment 4. We restate the comment in part to request disclosure in the prospectus summary section highlighting the auditor’s explanatory paragraph regarding Gryphon’s ability to continue as a going concern.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 in the prospectus summary section of Amendment No. 2 to highlight the auditor’s explanatory paragraph regarding Gryphon’s ability to continue as a going concern.

Risk Factors, page 24

2.	We note your response to comment 13 states that as of March 31, 2023, Gryphon has one material outstanding financing agreement for approximately $13.2 million and the note is collateralized by 7,200 Bitcoin mining machines. Your response also states that “[a]s the note is denominated in Bitcoin, Gryphon does not believe that the current crypto asset market disruption has any direct or indirect impact on the value of Bitcoin used as collateral.” Please further supplement your response to address any material financing, liquidity, or other risks that Gryphon faces due to the depreciation potential for such mining machines in light of the current crypto asset market disruption and revise your disclosure as appropriate.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the market price of mining machines correlates with the price of bitcoin and can be volatile. Lower bitcoin prices decrease the demand for mining equipment and can depreciate the cost of the mining machines. In addition, if fewer companies seek to enter the mining industry, the supply for machines may outpace demand and create mining machine equipment surpluses. To the extent that the value of the collateral of 7,200 mining machines decreases due to the depreciation of such mining machines, Gryphon expects to supplement such collateral with Bitcoin, U.S. dollars, additional equipment, or other agreed upon collateral. If Gryphon is unable to do so, Gryphon may be in default under the loan agreement with Anchorage, which could have a material adverse effect on its operations, liquidity, financial condition, and results of operations. The Company also advises the Staff that it has revised the risk factor on pages 56 to 57 of Amendment No. 2 to address the risks Gryphon may face due to a depreciation in the value of Bitcoin or its mining machines.

Litigation relating to the Merger could require Akerna or Gryphon to incur significant costs..., page 28

3.	We note your added disclosure on page 188 that in May 2023, Akerna and all its directors were named in two derivative lawsuits (McCaffrey v. Akerna et al. and Caller v. Akerna et al.) filed in the U.S. District Court for the District of Colorado regarding the pending transactions with Gryphon and MJ Acquisition and that the lawsuits seek injunctive relief, among others. Please revise this risk factor to add a cross-reference to such disclosure or advise.

Company Response: The Company acknowledges the Staff’s comment and has added the cross-reference requested by the Staff on page 28 of Amendment No. 2.

The Transactions

Certain Projected Financial Information - Gryphon’s
Financial Projections, page 101

4.	In the second paragraph of this section you state, “Gryphon does not warrant the accuracy, reliability, appropriateness or completeness of the financial projections to anyone.” While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this disclaimer.

Company Response: The Company acknowledges the Staff’s comment and has removed this disclaimer on page 101 of Amendment No. 2.

5.	We note the language in the second paragraph of this section that Gryphon’s financial projections “should not be looked upon as ‘guidance’ of any sort” and cautioning investors not to rely on such projections in making a decision regarding the transaction. These statements unduly limit an investor’s reliance on the proxy statement disclosures. Please remove or revise.

Company Response: The Company acknowledges the Staff’s comment and has removed such statements on page 101 of Amendment No. 2.

Gryphon’s Business

Introduction to Bitcoin, the Bitcoin Network and Bitcoin Mining, page 215

6.	We note your revised disclosure in response to comment 29 that “Gryphon aims to mitigate the impacts of halving by maintaining a breakeven profitability floor far below the network average. To do so, Gryphon has developed and implemented a curtailment agreement with its hosting partners to maximize the marginal profitability of its machines.” Please revise to provide further detail regarding such curtailment agreement, including its development, implementation and role in Gryphon’s current operations, and any measurable changes in efficiency, profitability or any other relevant metrics that may drive Gryphon’s results of operations. Also please discuss the impact of such curtailment on Gryphon’s overall mining ability, and whether it has, or is expected to, materially reduce its hashpower.

Company Response: The Company acknowledges the Staff’s comment and has provided further detail regarding the curtailment agreement on page 217 of Amendment No. 2.

BitGo Custodial Services Agreement, page 218

7.	Please tell us how you considered filing the BitGo Custodial Services Agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the BitGo Custodial Services Agreement is listed as a “Material Agreement” on page 220 of Amendment No.2 and that it has filed the BitGo Custodial Services Agreement as Exhibit 10.64 to Amendment No.2.

8.	We note your disclosure in the penultimate paragraph on page 218 that “[f]or firms that have the capability and need to manage the private key within their infrastructure, BitGo provides an Express Server that can be deployed in ‘signer mode’ and can be used to send in half signed transactions.” Please expand your disclosure to briefly explain how BitGo’s Express Server operates, including how it can be deployed in “signer mode” and used to send in “half signed transactions.” Also please clearly explain the meanings of these terms so that a reader without specialized industry knowledge can understand them.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that Gryphon does not use, or expect to use, BitGo’s Express Server. The Company has revised the disclosure on page 220 of Amendment No. 2 to remove the disclosure related to BitGo’s Express Server.

9.	We note your response and revised disclosure in response to comment 34 and reissue in part. Please revise your disclosure to address the following points:

●	Clarify your custody procedures and arrangements, including the material terms of any related agreements. In particular, please further revise to disclose:

o	Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the third-party custodian(s); and

o	Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that, per discussions with BitGo, Gryphon understands that BitGo engages an external auditor to verify the digital assets held by BitGo on a periodic basis. In addition, Gryphon’s external auditor sends annual confirmation notices to BitGo in the course of performing its annual audit of Gryphon to confirm Gryphon’s digital assets held by BitGo. The Company also advises the Staff that neither Gryphon nor its insurance providers have any inspection rights associated with Gryphon’s digital assets held by BitGo. BitGo’s insurance providers do have inspection rights with respect to the digital assets held by BitGo. The Company has revised its disclosure on page 220 of Amendment No. 2 to address the Staff’s comments.

●	Clarify what portion of your Bitcoin or other crypto assets are held in hot wallets and cold wallets, respectively. In this regard, we note your added disclosures on page 59 that “[w]e safeguard and keep private the private keys relating to our digital assets by relying on BitGo Trust’s...100% cold storage custody solution...” and on page 218 that “[w]e only sign transactions that have been authorized by our clients and follow the policies set by the account administrators. For hot wallets, clients manage 2 of 3 keys, (user and backup key).” Please revise clarify your disclosure in this regard, including the extent to which you use any hot wallet services provided by BitGo, and to whom the term “clients” is meant to reference in your disclosure on page 218.

Company Response: The Company acknowledges the Staff’s comment, and advises the Staff that Gryphon holds all of its digital assets only in cold wallets, and does not utilize or plan to utilize hot wallets. The Company has revised the disclosure in Amendment No. 2 to remove the references to hot wallets where appropriate.

10.	As a related matter, your response to comment 34 also states that Gryphon uses no third party custodians or custody services other than BitGo Trust. However, your disclosure on page 58 continues to state that “Gryphon expects to hold all of its bitcoin in a combination of insured institutional custody services and multisignature cold storage wallets . . . Gryphon utilizes hot wallets on exchanges to liquidate daily mining rewards.” Please revise to reconcile or clarify your disclosure.

Company Response: The Company acknowledges the Staff’s comment, and advises the Staff that Gryphon uses no third party custodians or custody services other than BitGo Trust. Gryphon only holds its digital assets in cold custodial wallets with keys managed by BitGo Trust. Liquidation of digital assets occurs pursuant to the terms of the Electronic Trading Agreement entered into between BitGo Prime and Gryphon as of October 5, 2021. The Company has revised its disclosures on page 224 of Amendment No. 2 to address the Staff’s comment.

Operational Strategy , page 221

11.	We note your response and revised disclosure in response to comment 30 and we partially reissue the comment. Please further revise to disclose:

●	how the Foundry USA Pool holds Gryphon’s proportion of mining rewards prior to transferring the same to Gryphon’s designated crypto asset wallet; and

●	the risks associated with transferring crypto assets.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it has expanded its disclosure on page 224 of Amendment No. 2 to address the Staff’s comment. The Company also advises the Staff that is has disclosed the risks associated with transferring crypto assets in the risk factor entitled “Incorrect or fraudulent cryptocurrency transactions may be irreversible” on page 60 of Amendment No. 2, added a reference to such risk factor on page 224 of Amendment No. 2.

12.	Refer to comment 31, your response and your revised disclosure. Please further revise to disclose, as you state in your response letter, that Gryphon typically converts its mined bitcoin into fiat currency within a 24 hour time frame of receipt in order to pay for operating expenditures.

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 224 and 227 of Amendment No. 2 to address the Staff’s comment.

Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 225

13.	We note your disclosure on pages 225 - 226 in response to comment 35. Please substantially revise to explain in greater detail your breakeven analysis. In particular, please revise to compare the value of one mined Bitcoin to your cost to mine the one Bitcoin. Your analysis should identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it. Also please revise to explain the column headings for the table on page 226 (e.g., “MSA BTC Equiv” and “Total BTC Equiv”) and what the data presented indicates, including whether, and if so, how, the data corresponds to your breakeven analysis.

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosures on page 228 of Amendment No. 2 to address the Staff’s comment.

Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations For the Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page 232

14.	We note your response to prior comment 39. Please revise your next amendment to discuss the primary components of the changes in MD&A categories first, and secondary components subsequently in your narrative discussion. For example, you had Other Expense of ($5,222,000) in the 3 months ended March 31, 2023, yet you discussed unrealized and realized gains first in your discussion of the changes in the line item from period-to-period. The primary component of the Other Expense in the 3 months ended March 31, 2023 was the loss of ($8,189,000) for the change in the fair value of notes payable and should be discussed first in your MD&A discussion.

Company Response: The Company acknowledges the Staff’s comment and has addressed Staff’s comment in its MD&A for the second quarter of 2023 included in Amendment No. 2.

Accounts Receivable, page F-76

15.	We note your response to prior comment 44. In your response you state that amounts in the BitGo wallet are not considered cash and cash equivalents, which indicates the potential for counterparty credit risk. Please revise your disclosure to explicitly disclose your consideration of credit risk and whether an allowance was deemed necessary in the periods presented.

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosures on page F-77 of Amendment No. 2 to address the Staff’s comment.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

Note 1 - Organization and Summary of Significant Accounting Policies
Digital Assets, page F-77

16.	We note your response to prior comment 46. We further note your disclosure on page 214 that your, “revenue model is to mine and hold bitcoin, and then sell only the bitcoin that is necessary to pay its operating expenses.” For Bitcoin received from mining, please tell us how long you are holding the Bitcoin. Please be specific and reference your average holding period in the periods presented.

Company Response: The Company acknowledges the Staff’s comment and revised its disclosure on pages 224 and 227 of Amendment No. 2 to address the Staff’s comment.

Revenue Recognition, page F-78

17.	We note your response to prior comment 53. Your analysis of principal versus agent considerations under ASC 606-10-55-36 through 55-40 appears generally related to your participation in mining pools. You provide management services to the Sphere 3D’s blockchain and cryptocurrency-related operations, which may include the ability to direct the use of the Sphere 3D’s mining operations. Please provide your analysis of principal versus agent considerations under ASC 606 as specifically related to the Sphere 3D MSA.

Company Response: The Company acknowledges the Staff’s comment and has provided Gryphon’s supporting analysis in the attached memorandum.

Note 10 - Stockholders’ Equity, page F-92

18.	We note your response to prior comment 56. Please revise your disclosure in your next amendment to address the following:

●	While tabular presentation of issuances of stock is not technically required by ASC 718, inclusion would improve readability to users of your financial statements. Please include a tabular presentation for the years ended December 31, 2022 and 2021, similar to the table included on page F-123 for the three months ended March 31, 2023 and 2022;

●	Ensure that compensation expense include in the tables reconciles to the Statements of Operations. For example, compensation expense of $225,000 was included in the table on page F-123 for the three months ended 3/31/23, but stock-based compensation is ($1,152,000) in the Statements of Operations on page F-103. Similarly, compensation expense of $1,536,000 was included in the table on page F- 123 for the three months ended 3/31/22, but stock-based compensation is $2,631,000 in the Statements of Operations on page F-103; and

●	Revise your disclosure of each issuance of stock compensation to discuss your method of estimating the fair value of the issuance granted during the period, similar to the information included in your response. Refer to ASC 718-10-50-1.c.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff and has provided the requested table on pages F-97 to F-99 of Amendment No.2. The Company also advises the Staff that the information included in our prior response was extracted from Note 10 – Stockholders’ Equity from Gryphon’s footnotes for the years ended December 31, 2022 and 2021 and that at the end of the paragraph for each issuance of stock compensation, we have explained how we determined the fair value for the underlying equity issuance.

Notes to Unaudited Condensed Consolidated Financial Statements For the Three Months Ended March 31, 2023 and 2022

Note 1 - Organization and Summary of Significant Accounting Policies Revenue Recognition, page F-110

19.	We note your response to prior comment 52. Your disclosure that fair value is determined “on the date the Company is notified of the consideration to be received, which is not materially different from the fair value at the time the Company has earned the award from the pools” is still included on pages 239, F-79 and F-111. Therefore, we repeat bullet point 1 from prior comment 52:

●	Reconcile for us the difference in timing of the above scenarios, and tell us how much time passes between when you have earned the award and when you receive notification.

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 224, 245, F-81 and F-113 of Amendment No. 2 to address the Staff’s comment.

20.	Refer to the third bullet in prior comment 52. Describe for us your policies to determine that the difference in trading price between BTC and fiat currency at the lowest value in a trading day compared to a “closing price” at a consistent time of day would not be material to your financial statements.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it has completed a quantitative assessment of the impact utilizing the closing price and intraday lowest price quoted in active exchanges and for the three month and six month period ended June 30, 2023. The variance between the two pricing methodologies was deemed immaterial. For the three month and six month period ended June 30, 2023, if Gryphon recognized revenue utilizing the closing price rather than the intraday lowest price of bitcoin, Gryphon would have increased its total revenue by approximately $81,000 or 1.6%, and $197,000 or 1.7%, respectively. Pursuant to the AICPA “Accounting for and auditing of digital assets” and in accordance with ASC 350-30, the bitcoin held by the Company should be tested for impairment when the carrying amount of an intangible asset exceeds it fair value at any time. Given the consistent volatility with the active quoted market combined with the variation in the timing of receiving the daily bitcoin rewards pursuant to the FPPS model by Foundry USA Pool, the Company’s management deemed this conservative approach to revenue recognition would give investors the most useful information. In addition, management has determined that the variance in mining revenues resulting in utilizing the intraday lowest price compared to the closing price was immaterial for the three and six months ended June 30, 2023. .

Note 2 - Digital Assets, page F-114

21.	We note your response to prior comment 54. In your response, you indicated that you would revise your disclosure to state that the rollforward relates explicitly to Bitcoin transactions in 2022 and 2023. Please make this revision in your next amendment, and disclose, if true, that all digital asset activity and ending balances consist only of Bitcoin in 2022 and 2023.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the sentence before the table on pages F-84 and F-116, as follows: “The following table summarizes the digital currency (Bitcoin) transactions…”, to indicate that the information presented in the table relates exclusively to Bitcoin transactions.

22.	We note your response to prior comments 45 and 47. Please tell us, and revise your next amendment, to address the following:

●	How the lowest daily trading price on Yahoo Finance is indicative of a “closing price” given the daily fluctuation in BTC to USD trading prices;

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-111, F-113 and 114 of Amendment No. 2 to address the Staff’s comment.

●	How basing your fair value determination on the lowest daily trading price rather than the price at a consistent time would result in comparable reporting results across periods; and

Company Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-116 of Amendment No. 2 to address the Staff’s comment.

●	Your consideration of ASC 820-10-35-5A in determining that Yahoo Finance represented the principal market for BTC. In this regard, we note your disclosure on page 222 that you convert mined Bitcoin into fiat currency through BitGo Prime.

Company Response: The Company acknowledges the Staff’s comment and notes that management has reviewed the criteria for assessing whether Yahoo Finance is the principal market for its valuation of bitcoin as a financial instrument. Various criteria were assessed such as Yahoo Finance’s role, comparison to other markets, volume and activity, bid-ask spreads, the availability of information, and the responsiveness to market events. The Company evaluated Yahoo Finance’s role as a market for bitcoin and notes it does not utilize Yahoo Finance for executing trades of bitcoin, but as a useful tool in providing price quotes and disseminating information related to bitcoin’s market activity. Platforms like Yahoo Finance collect data from various cryptocurrency exchanges and aggregate the trading prices to provide third-party users with a coherent and continuous representation of price movements. Principal markets should have readily available and up-to-date information regarding bitcoin’s market activity. Yahoo Finance’s price quotes have a significant impact for the Company to determine the fair value of bitcoin as an asset. The Company has revised its disclosure on pages F-111 and F-119 of Amendment No. 2 to address the Staff’s comment.

Note 7 - Notes Payable, page F-116

23.	We note your response to prior comment 55. Please provide your analysis of the BTC note supporting your recognition of the borrowed Bitcoin as an asset, including your rights to the borrowed BTC and any restrictions on its use. We also note your disclosure on page F-117 that as part of your March 29, 2023 amendment to the note, you agreed “not to convey, sell, lease, transfer, assign, or otherwise dispose of any of the Company’s digital assets outside of the ordinary course of business.” In your analysis, explain to us what restrictions, if any, this agreement places on your intended use of the borrowed Bitcoin.

Company Response: The Company acknowledges the Staff’s comment and has provided Gryphon’s supporting analysis in the attached memorandum.

General

24.	Please define at the place of first usage all acronyms, abbreviations or industry terms, such as “NIST,” “CCSS,” “CIS,” “FFIEC,” “SOC 1 & SOC 2 (Type 2)” and “HSMs” on page 218, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.

Company Response: The Company acknowledges the Staff’s comment and has added “Glossary of Terms” starting on page iii of Amendment No. 2 to explain the meanings of these acronyms, abbreviations or industry terms.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer